Filed by: First Citizens BancShares, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: CIT Group Inc. (Commission File No.: 001-31369)
Date: October 16, 2020

The following communication was posted by First Citizens BancShares, Inc. (“First Citizens”) on its intranet site available to its employees on October 16, 2020.

First Citizens Announces Merger With CIT Group Inc.
Transformational Partnership Creates Top-Performing Commercial Bank

Combination of two high-quality companies is both financially and strategically compelling for both organizations

•	Merger creates a Top 20 U.S. bank with more than $100 billion in assets.
•
Brings together complementary strengths with First Citizens’ low-cost retail deposit franchise and full suite of banking products and CIT’s national commercial lending franchise and strong market positions

•	Positions us for greater scale, strength and profitability in the future

First Citizens BancShares, Inc. announced today that it has entered into a definitive merger agreement with New York-based CIT Group Inc., to create the 19th largest bank in the country based on assets with more than $100 billion in assets. This merger represents a significant milestone in our company’s history and is a testament to our strength and stability.

The combined company will operate under the First Citizens name and be headquartered in Raleigh, N.C., while maintaining significant operation centers in New York, Pasadena, Omaha, Phoenix, Jacksonville, Fla., New Jersey and Columbia, S.C., among other locations. Our Chairman and CEO Frank Holding will retain the same roles and Craig Nix will serve as Chief Financial Officer of the combined company. CIT Chairwoman and CEO Ellen Alemany will assume the title of Vice Chairwoman (along with Vice Chairwoman Hope Bryant) and will serve on the Board of Directors of the combined company. The proposed merger is expected to close in the first half of 2021, subject to customary closing conditions and shareholder and regulatory approvals.

“This is a transformational partnership for First Citizens and CIT designed to create long-term value for all of our constituents including our stockholders, our customers, our associates and our communities,” said Chairman and CEO Frank Holding. “We have long admired CIT’s market-leading commercial business, including their strong market position across multiple asset classes. Together, First Citizens and CIT will be able to leverage both companies’ unique attributes to create the 19th largest bank in the country, well-positioned to compete across the United States.”

A Major Milestone in Our Company’s History

This is the largest merger we’ve ever done, by far. Both First Citizens and CIT have unique strengths and attributes that, when combined, create a top-performing commercial bank able to provide a full suite of retail, business and wealth products. We’ll be a one-stop banking destination for customers across the country.

Together with its subsidiaries, CIT Group has operations coast-to-coast, a major focus on commercial banking, around 90 branches with a high concentration in Southern California, and a nationwide direct bank. Like us, CIT is a company with a very deep heritage and commitment to the communities it serves. And CIT’s values are a lot like ours: They’re known for a positive workplace and treating customers with respect.

We’re not just creating a bigger bank. We’re creating an even better bank.

“For our associates, this growth creates tremendous opportunity,” said Vice Chairwoman Hope Bryant. “You’re our most valuable asset and CIT is well aware of the depth of talent across our organization. You have directly contributed to our growth over the years, which positioned us favorably to pursue this transaction in the first place. There’s no doubt your leadership and commitment is what will carry us forward in the days, months and years ahead. Together, we can take First Citizens to a whole new level and share our company and the special way we do banking with the rest of the country.”

For our customers, combining with CIT takes us to a whole new level. Our expertise in branch-based banking and their expertise in national direct banking is an unstoppable combination. The merger also rounds out our offerings so we can satisfy any client, from the smallest small business to the biggest commercial enterprise.

CIT Chairwoman and CEO Ellen Alemany said, “Frank and I have long respected each other’s companies and believe this transaction will accelerate our strategic goals by bringing together the expertise of both banks to create scale, strength and value. I’m proud of the work we have done to transform CIT in recent years to a leading, national commercial bank. This transaction will build on those efforts and more fully unlock the potential in our core franchises. In addition, the strength that is created as a larger U.S. bank will enable greater opportunities for our team, our customers and our communities.”

About the Combined Company

As noted above, Frank Holding will serve as Chairman and CEO of the combined company, and Craig Nix will serve as Chief Financial Officer. CIT Chairwoman and CEO Ellen Alemany will assume the title of Vice Chairwoman and play a key role in the merger integration. Vice Chairwoman Hope Bryant, President Peter Bristow, Chief Risk Officer Lorie Rupp and Chief Strategy Officer Jeff Ward will maintain their current roles and responsibilities on our Executive Leadership Team.

The Board of Directors of the combined company will consist of 14 directors: the current 11 First Citizens Board members and three former CIT Board members, Alemany being one of the three.

Additional Resources and Social Posts to Share

We know associates will have many questions about the proposed merger. While we do not have all the answers today, below is a list of numerous resources available as you begin learning more about our new partners. And we will share updates on IRIS as plans progress.

•	Learn more about CIT Group.
•	Find out what makes this transaction compelling both financially and strategically by checking out the news release.
•
Visit the CIT Merger IRIS microsite, where you’ll find a general merger Q&A document, customer talking points, social posts for you to share with your networks and the news release all in one place. This site will serve as the central hub for CIT merger-related news going forward.

•
If you have questions related to the proposed merger with CIT Group, send them to News@firstcitizens.com. Questions with common themes that many associates may want to hear answered will be addressed in future communications.

A Transformational Partnership Nearly A Year in the Making…

Discussions leading up to today’s merger announcement have been in the works for some time. As we were beginning to understand the impact of COVID-19, our leadership team’s focus and priority was helping associates stay safe and helping customers keep their businesses afloat. At the same time, they made a concerted effort to look ahead and strategically plan for our company’s continued growth and success. It’s especially remarkable that work related to this deal moved forward during a pandemic as both companies have been focused on caring for their people and responding to changing business conditions.

Get To Know CIT

Founded in 1908, CIT Group Inc. is a financial holding company with more than $60 billion in assets. CIT is a leading national bank focused on empowering businesses and personal savers with the financial agility to navigate their goals. CIT Group Inc. operates a principal bank subsidiary, CIT Bank, N.A.

What does CIT stand for? The company’s name is an initialism of an early corporate name, Commercial Investment Trust.

Fast Facts

CIT Group Inc.

We believe in helping customers turn their ideas into outcomes. CIT is a leading national bank empowering businesses and personal savers with the financial agility to navigate their goals.

FOUNDED in 1908

TOP 50 U.S. bank[1]

~4,325 employees

NYSE: CIT

Financial Highlights[2]

$62B Total assets

$45B Total loans & leases

$13B Liquid assets[3]

$46B Total deposits

Business Highlights

- Top 3 arranger of power and renewables projects[5]
- Top 4 bank provider of equipment financing[6]
- A leading SBA lender
- Top 3 provider of railcar leasing
- Top provider of factoring services
- Focused commercial real estate lender
- Leading national direct bank
- Top provider of Community Association Banking services
- Growing Treasury & Payments Services business

Our Businesses

COMMERCIAL BANKING

Commercial Financing
Specialized industry knowledge and asset-backed expertise in providing differentiated lending and leasing solutions that power middle market businesses

Community Association Banking
Industry-leading, tech-enabled financial and asset management solutions for homeowner associations and property managers

Equipment Financing
Digitally integrated vendor finance programs to address the equipment loan and leasing needs of small and mid-sized enterprises

Railcar Leasing
Logistic and management support for railroads and bulk shippers across North America with a modern and diverse fleet

Treasury & Payment Services
Holistic treasury management, liquidity and payment solutions that optimize working capital for small and mid-sized businesses

Middle Market Banking
Empowered relationship banking delivering value-add solutions to middle market, not-for- profit, professional and business service clients

Capital Markets & Asset Management
Debt financing, interest rate and currency hedging, advisory solutions and institutional asset management services

CONSUMER BANKING

Direct Banking
Digital savings and checking products for consumers and businesses nationwide

Retail Banking
Local banking services through branches

Home Loans
Fixed and variable rate mortgages, refinancings and home equity lending

SBA Lending & Community Investments
Small business lending and community investments to support thriving cities, towns and neighborhoods

The following communication was posted by First Citizens on its intranet site available to its employees on October 16, 2020.

Chairman Frank Holding shares his perspective on our merger with CIT Group – the largest we’ve ever done, and making us one of the top 20 largest banks in the U.S. based on assets.

“Year after year, we’ve grown. By bringing in new customers, diversifying our offerings, growing our footprint. We’ve had big mergers and small ones, but they’ve all been important. And we greatly appreciate everyone’s efforts,” he said. “It’s all brought us to this moment. As a bank and as a team, we’re ready, all of us, together, to take First Citizens to a whole new level. We’re ready to bring First Citizens and the special way we do banking to the rest of the country.”

Take a few minutes and watch the message now by either clicking the button below or the image to the right or read the transcript.

Link to Frank Holding associate video message

Link to transcript of Frank Holding associate video message

Below is a transcript of the video made available by First Citizens on its intranet site available to its employees on October 16, 2020.

Well, it’s a big week here at First Citizens, and I wanted to share some thoughts about what’s going on.

The big NEWS is of course that we’re merging with CIT Group.  You’ve probably already read about them on IRIS, but here’s what I think everyone should know:

Together with their subsidiaries, they have operations coast-to-coast, a major focus on commercial banking, about 90 branches with a high concentration in Southern California, and a nationwide direct bank. Their values are a lot like ours:  They’re known for a positive workplace and treating customers with respect.

Why is this big news?

Let’s start with it’s the largest merger we’ve ever done.  By far.  After everything’s finished, First Citizens will be a top 20 U.S. bank.  That’s big.  And exciting.

But what’s more important than size is the scope of this merger.

At First Citizens, we’ve done a lot of work developing our digital offerings.  But combining with CIT brings us to a whole new level.  Our expertise in branch-based banking and their expertise in national direct banking is an unstoppable combination.

The same is true with CIT’s commercial banking strength.  We’ve been growing that side of our business, too.  This merger rounds out our offerings.  From the smallest small business to the biggest commercial enterprise, we can satisfy any client.

What this merger does is help create a First Citizens that has a true nationwide presence and is a one-stop-shopping destination for any customer, anywhere in this country.

As all of you probably know, First Citizens started out as a community bank with a single branch.  But we’ve never been content to just stay where we were.

Year after year, we’ve grown.  By bringing in new customers, diversifying our offerings, growing our footprint.  We’ve had big mergers and small ones, but they’ve all been important. And we greatly appreciate everyone’s efforts.

It’s all brought us to this moment.

As a bank and as a team, we’re ready, all of us, together, to take First Citizens to a whole new level.  We’re ready to bring First Citizens and the special way we do banking to the rest of the country.

Because helping more people than ever in more places than ever . . . well, that’s Forever First.

And that’s what this merger with CIT is all about.

The following communication was posted by First Citizens on its intranet site available to its employees on October 16, 2020.

First Citizens BancShares and CIT Group Announce Transformational Partnership

First Citizens BancShares®
CIT®

The largest merger in First Citizens history.

Together we'll be one of the top 20 U.S. banks.

Combined company will operate under the First Citizens name.

Learn More Here

Get To Know CIT

Hear From Our Chairman

The following communication was posted by First Citizens on its intranet site available to its employees on October 16, 2020.

First Citizens Bank
forever first

People Directory | firstcitizens.com | My Links | Feedback

iris Working Here ▾ Sales & Services ▾ Departments ▾ Forms & Documents ▾ Manuals & Policies

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Home / CIT Merger

First Citizens BancShares® CIT®

Two Great Banks. One Exciting Future.

To learn more about this proposed merger, review this site's content and know that we'll add new information as it becomes available.

If you have questions related to the merger with CIT Group, send them to News@firstcitizens.com. We'll add answers to questions with common themes on the FAQ tab so come back often.

Overview FAQ Resources

First Citizens BancShares and CIT Group Announce Transformational Merger

We're not just making a bigger bank; we're making an *even better* bank.

October 16, 2020, marks a new milestone in our company's history. Our company and CIT Group have jointly announced that we intend to merge later next year, pending regulatory and shareholder approvals.

Merging with CIT will take us to a whole new level. We'll have greater capacity to serve a broader spectrum of businesses and individuals, and will be able to offer more convenience and value. The combined company will operate under the First Citizens name and create the 19th largest bank in the United States with more than $100 billion in assets.

This is a game changer for us, and a transaction we've been working on for some time. The merger is expected to close in the first half of 2021, with a conversion period following.

Watch the Video »

CIT Group Inc. has been in operation more than 100 years and is a leading national bank focused on empowering businesses and consumers. CIT is a market leader in several of its commercial lines of business, and its consumer banking segment includes a national direct bank and regional branch network. CIT operates a principal bank subsidiary, CIT Bank, N.A.

Like us, CIT is a company with a very deep heritage and commitment to its communities. And their values are a lot like ours: They're known for a positive workplace and treating customers with respect. Together, First Citizens and CIT will be a top 20 U.S. bank, well-positioned to compete and succeed across the entire nation. But we're not just making a bigger bank, we're making an even better bank.

One of the most important things you can do during the months ahead is stay focused on our customers. Everything they count on us for will stay the same. Same service, same values, same commitment to helping them do more with their money. In the long run, they'll get even more services, more ways to manage their money and more places to find us.

Read Important Information Here

Forward-Looking Statements

Content Owner: Corporate Communications

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Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 regarding the financial condition, results of operations, business plans and future performance of First Citizens and CIT. Words such as “anticipates,” “believes,” “estimates,” “expects,” “forecasts,” “intends,” “plans,” “projects,” “targets,” “designed,” “could,” “may,” “should,” “will” or other similar words and expressions are intended to identify these forward-looking statements.  These forward-looking statements are based on First Citizens’ and CIT’s current expectations and assumptions regarding First Citizens’ and CIT’s businesses, the economy, and other future conditions.

Because forward-looking statements relate to future results and occurrences, they are subject to inherent risks, uncertainties, changes in circumstances and other factors that are difficult to predict.  Many possible events or factors could affect First Citizens’ and/or CIT’s future financial results and performance and could cause the actual results, performance or achievements of First Citizens and/or CIT to differ materially from any anticipated results expressed or implied by such forward-looking statements.  Such risks and uncertainties include, among others, (1) the risk that the cost savings, any revenue synergies and other anticipated benefits of the proposed merger may not be realized or may take longer than anticipated to be realized, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the condition of the economy and competitive factors in areas where First Citizens and CIT do business, (2) disruption to the parties’ businesses as a result of the announcement and pendency of the proposed merger and diversion of management’s attention from ongoing business operations and opportunities, (3) the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the definitive merger agreement between First Citizens and CIT, (4) the risk that the integration of First Citizens’ and CIT’s operations will be materially delayed or will be more costly or difficult than expected or that First Citizens and CIT are otherwise unable to successfully integrate their businesses, (5) the failure to obtain the necessary approvals of the stockholders of First Citizens and/or CIT, (6) the outcome of any legal proceedings that may be instituted against First Citizens and/or CIT, (7) the failure to obtain required governmental approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction), (8) reputational risk and potential adverse reactions of First Citizens’ and/or CIT’s customers, suppliers, employees or other business partners, including those resulting from the announcement or completion of the proposed merger, (9) the failure of any of the closing conditions in the definitive merger agreement to be satisfied on a timely basis or at all, (10) delays in closing the proposed merger, (11) the possibility that the proposed merger may be more expensive to complete than anticipated, including as a result of unexpected factors or events, (12) the dilution caused by First Citizens’ issuance of additional shares of its capital stock in connection with the proposed merger, (13) general competitive, economic, political and market conditions, (14) other factors that may affect future results of CIT and/or First Citizens including changes in asset quality and credit risk, the inability to sustain revenue and earnings growth, changes in interest rates and capital markets, inflation, customer borrowing, repayment, investment and deposit practices, the impact, extent and timing of technological changes, capital management activities, and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms, and (15) the impact of the global COVID-19 pandemic on First Citizens’ and/or CIT’s businesses, the ability to complete the proposed merger and/or any of the other foregoing risks.

Except to the extent required by applicable law or regulation, each of First Citizens and CIT disclaims any obligation to update such factors or to publicly announce the results of any revisions to any of the forward-looking statements included herein to reflect future events or developments.  Further information regarding First Citizens, CIT and factors which could affect the forward-looking statements contained herein can be found in First Citizens’ Annual Report on Form 10-K for the fiscal year ended December 31, 2019, its Quarterly Reports on Form 10-Q for the periods ended March 31, 2020 and June 30, 2020, and its other filings with the Securities and Exchange Commission (the “SEC”), and in CIT’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, its Quarterly Reports on Form 10-Q for the periods ended March 31, 2020 and June 30, 2020, and its other filings with the SEC.

Important Information about the Merger and Where to Find It

First Citizens intends to file a registration statement on Form S-4 with the SEC to register the shares of First Citizens’ capital stock that will be issued to CIT’s stockholders in connection with the proposed transaction.  The registration statement will include a joint proxy statement of First Citizens and CIT that also constitutes a prospectus of First Citizens.  The definitive joint proxy statement/prospectus will be sent to the stockholders of First Citizens and CIT seeking their approval of the proposed merger and the issuance of First Citizens shares in the proposed merger.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 WHEN THEY BECOME AVAILABLE (AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION OR INCORPORATED BY REFERENCE INTO THE JOINT PROXY STATEMENT/PROSPECTUS) BECAUSE SUCH DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION REGARDING FIRST CITIZENS, CIT, THE PROPOSED MERGER AND RELATED MATTERS.

Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by First Citizens or CIT through the website maintained by the SEC at http://www.sec.gov or from First Citizens at its website, www.firstcitizens.com, or from CIT at its website, www.cit.com.  Documents filed with the SEC by First Citizens will be available free of charge by accessing the “Newsroom” page of First Citizens’ website at www.firstcitizens.com or, alternatively, by directing a request by telephone or mail to First Citizens BancShares, Inc., Mail Code: FCC-22, PO Box 27131, Raleigh, North Carolina 27611-7131, (919) 716-7000, and documents filed with the SEC by CIT will be available free of charge by accessing CIT’s website at www.cit.com under the tab “About Us,” and then under the heading “Investor Relations” or, alternatively, by directing a request by telephone or mail to CIT Group Inc., One CIT Drive, Livingston, New Jersey 07039, (866) 542-4847.

Participants in Solicitation

First Citizens, CIT, and certain of their respective directors and executive officers may be deemed participants in the solicitation of proxies from the stockholders of each of First Citizens and CIT in connection with the proposed merger under the rules of the SEC.  Certain information regarding the interests of the directors and executive officers of First Citizens and CIT and other persons who may be deemed participants in the solicitation of the stockholders of First Citizens or of CIT in connection with the proposed merger and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the joint proxy statement/prospectus related to the proposed merger, which will be filed with the SEC.  Additional information about First Citizens, the directors and executive officers of First Citizens and their ownership of First Citizens common stock can also be found in First Citizens’ definitive proxy statement in connection with its 2020 annual meeting of stockholders, as filed with the SEC on February 26, 2020, and other documents subsequently filed by First Citizens with the SEC.  Additional information about CIT, the directors and executive officers of CIT and their ownership of CIT common stock can also be found in CIT’s definitive proxy statement in connection with its 2020 annual meeting of stockholders, as filed with the SEC on April 2, 2020, and other documents subsequently filed by CIT with the SEC.  These documents can be obtained free of charge from the sources described above.